Exhibit 4.10

LSB INDUSTRIES, INC.

(2016 Long Term Incentive Plan)

RESTRICTED STOCK UNIT AGREEMENT

(Director Award)

THIS RESTRICTED STOCK UNIT AGREEMENT (this “Agreement”) is effective as of [            ] (the “Grant Date”), by and between LSB INDUSTRIES, INC., a Delaware corporation (the “Company”), and [            ] (the “Participant”). For valuable consideration, the Company and Participant agree as follows.

1. Background. The Participant is a director of the Company, whom the Board has selected to receive an award under the Company’s 2016 Long Term Incentive Plan (as may be amended from time to time, the “Plan”). The purpose of the award is to retain and motivate the Participant by providing the Participant the opportunity to acquire a proprietary interest in the Company and to link the Participant’s interests and efforts to the long-term interests of the Company’s shareholders.

2. Restricted Stock Unit Grant. Subject to the terms of the Plan and of this Agreement, the Company hereby grants the Participant, effective as of the Grant Date, an award consisting of             restricted stock units (“Restricted Stock Units”), whereby each Restricted Stock Unit represents the right to receive one share of common stock, par value $0.10 per share, of the Company (“Stock”) (the “Award”). The Award is restricted in that the Restricted Stock Units may not be sold, transferred or otherwise alienated or hypothecated until the Award is settled as contemplated in Section 4 of this Agreement. The Restricted Stock Units will not be forfeitable.

3. Dividend Equivalents. In the event that the Company declares and pays a cash dividend or distribution in respect of its outstanding shares of Stock and, on the record date for such dividend or distribution, the Participant holds Restricted Stock Units granted pursuant to this Agreement that have not been settled (the “Outstanding RSUs”) pursuant to Section 4, the amount of such dividend or distribution that would have been payable to the Participant if the Participant was the holder of record, on the record date for such dividend or distribution, of a number of shares of Stock equal to the number of Outstanding RSUs at such time (the “Dividend Equivalent Payment”) will be paid to the Participant within 30 days following the date the dividend or distribution is paid to stockholders generally.

4. Settlement.

4.1 Within 30 days of the occurrence of the earliest settlement date or event set forth in Section 4.2, subject to Section 7, the Company will cause to be issued Stock registered in your name in payment of the Restricted Stock Units. The Company will evidence the Stock to be issued in payment of such Restricted Stock Units in the manner it deems appropriate. The value of such shares of Stock will not bear any interest owing to the passage of time. Neither this Section 5 nor any action taken pursuant to or in accordance with this Section 5 will be construed to create a trust or a funded or secured obligation of any kind.

4.2 The Restricted Stock Units will be settled pursuant to Section 4.1 upon the earliest to occur of:

4.2.1	The Participant’s “separation from service” (as such term is defined in Treasury Regulation § 1.409A-1(h)) for any reason;

4.2.2	The third anniversary of the Grant Date; or

4.2.3	The occurrence of a Change of Control of the Company.

5. No Stockholder Rights. The Restricted Stock Units granted pursuant to this Agreement do not and will not entitle you to any rights of a holder of Stock unless and until shares of Stock are issued to you in settlement of the Award.

6. Leave of Absence. With respect to the Restricted Stock Units and subject to Section 4.2.1, the Company may, in its sole discretion, determine that if the Participant is on leave of absence for any reason, the Participant will be considered to still be providing services to the Company, provided that rights to the Restricted Stock during a leave of absence will be limited to the extent to which those rights were earned or vested when the leave of absence began.

7. Compliance with Securities Law. Notwithstanding any provision of this Agreement to the contrary, the issuance of Stock will be subject to compliance with all applicable requirements of federal, state, or foreign law with respect to such securities and with the requirements of any stock exchange or market system upon which the Stock may then be listed. No Stock will be issued hereunder if such issuance would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, Stock will not be issued hereunder unless (i) a registration statement under the Securities Act, is at the time of issuance in effect with respect to the shares issued or (ii) in the opinion of legal counsel to the Company, the shares issued may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. THE PARTICIPANT IS CAUTIONED THAT ISSUANCE OF UNRESTRICTED STOCK UPON THE SETTLEMENT OF THE RESTRICTED STOCK UNITS GRANTED PURSUANT TO THIS AGREEMENT MAY NOT OCCUR UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance and sale of the Stock, will relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority has not been obtained. As a condition to any issuance hereunder, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect to such compliance as may be requested by the Company. From time to time, the Committee and appropriate officers of the Company are authorized to take the actions necessary and appropriate to file required documents with governmental authorities, stock exchanges, and other appropriate Persons to make shares of Stock available for issuance.

8. Certain Defined Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

9. Anti-dilution. In the event of a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to shareholders other than a normal cash dividend or other change in the Company’s corporate or capital structure, then the Committee shall make proportional adjustments to the Restricted Stock Units and/or the Plan as described in Section 8 of the Plan.

10. The Plan. Participant acknowledges receipt of a copy of the Plan, which is attached hereto as Exhibit A, and represents that Participant is familiar with the terms and provisions of the Plan and hereby accepts the Restricted Stock subject to all such terms and provisions.

11. Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, trustees, successors and assigns.

12. No Liability for Good Faith Determinations. The Company and the members of the Committee and the Board shall not be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Restricted Stock Units granted hereunder. None of the Board, Committee, Company or any Affiliate guarantees the Stock from loss, depreciation or diminution of value.

13. Execution of Receipts and Releases. Any payment of cash or any issuance or transfer of Stock or property to the Participant or the Participant’s legal representative, heir, legatee, or distributee, in accordance with the provisions hereof, shall, to the extent thereof, be in full satisfaction of all claims of such Persons hereunder. The Company may require the Participant or the Participant’s legal representative, heir, legatee or distributee, as a condition precedent to such payment or issuance, to execute a release and receipt therefor in such form as it shall reasonably determine.

14. Governing Law and Consent to Jurisdiction and Venue. All questions arising with respect to the provisions of this Agreement shall be determined by application of the laws of Oklahoma, without giving any effect to any conflict of law provisions thereof, except to the extent Oklahoma state law is preempted by federal law. Further, the Participant hereby consents and agrees that state courts located in Oklahoma City, Oklahoma and the United States District Court for the Western District of Oklahoma each shall have personal jurisdiction and proper venue with respect to any dispute between the Participant and the Company arising in connection with the Restricted Stock Units or this Agreement. In any dispute with the Company, the Participant will not raise, and the Participant hereby expressly waives, any objection or defense to such jurisdiction as an inconvenient forum.

15. Clawback. This Agreement and the Restricted Stock Units granted hereunder are subject to any written clawback policies of the Company, whether in effect on the Grant Date or adopted, with the approval of the Board, following the Grant Date and either (i) applicable to directors of the Company and their restricted stock unit awards or (ii) adopted to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission. Any such policy may subject the Restricted Stock Units and amounts paid or realized with respect to the Restricted Stock Units to reduction, cancelation, forfeiture or recoupment if certain specified events or wrongful conduct occur, including but not limited to an accounting restatement due to the Company’s material noncompliance with financial reporting regulations or other events or wrongful conduct specified in any such clawback policy that the Company determines should apply to the Restricted Stock Units.

16. Electronic Delivery. The Participant consents to receive documents from the Company and any plan administrator by means of electronic delivery, provided that such delivery complies with applicable law. This consent shall be effective for the entire time that the Participant holds awards granted under the Plan.

17. Section 409A. Amounts payable pursuant to this Agreement are intended to comply with the Nonqualified Deferred Compensation Rules. If the Participant is a “specified employee” as defined in Section 409A of the Code, notwithstanding anything to the contrary herein, no part of such payments will be paid or provided before the day that is six months plus one day after the Participant’s separation from service (within the meaning of Treasury Regulation § 1.409A-1(h)), or, if earlier, the first payroll date following the Participant’s death (the “New Payment Date”). Any payment that otherwise would have been paid to the Participant during the period between the date of termination and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date.

18. Company Records. Records of the Company or any Affiliate regarding the Participant’s termination of service and other matters will be conclusive for all purposes hereunder, unless determined by the Company to be incorrect.

19. Entire Agreement. This Agreement constitutes the entire agreement between the Company and the Participant relating to the Restricted Stock Units. Any previous agreement with respect to this matter is superseded by this Agreement. Unless otherwise provided in the Plan, no term, provision or condition of this Agreement may be modified in any respect except by a writing executed by both of the parties hereto. No person has any authority to make any representation or promise not set forth in this Agreement. This Agreement has not been executed in reliance upon any representation or promise except those contained herein.

[Signature Page Follows]

EXECUTED effective as of the Grant Date.

LSB INDUSTRIES, INC., a Delaware corporation

Signature

By:

Title:

THE PARTICIPANT

Signature

Exhibit A

LSB Industries, Inc. 2016 Long Term Incentive Plan